UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Board of Directors (the "Board") of VinFast Auto Ltd., a Singaporean private limited company (“VinFast” or the "Company"), has set June 25, 2026 at 8:30 PM (Eastern Time) / June 26, 2026, 8:30 AM (Singapore Time) as the date and time for its 2026 Annual General Meeting of Shareholders (the “Annual General Meeting”).

 The record date for determining shareholders entitled to receive notice of, and to vote at, the Annual General Meeting is the close of day being 11:59 PM (Eastern Time) on May 29, 2026 / 11:59 AM (Singapore Time) on May 30, 2026.

 In connection with the Annual General Meeting, VinFast will mail, on or about June 10, 2026, to its shareholders a proxy card, a notice of the Annual General Meeting, and, for the Company’s registered shareholders only, a proxy form, all of which are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively. These documents will contain information on how to electronically access: (i) the proxy statement, attached hereto as Exhibit 99.4; (ii) the Company’s annual report; and (iii) the audited financial statements (which have been audited and reported in accordance with the Singapore Financial Reporting Standards (International) as required under the Companies Act 1967 of Singapore) for the financial year ended December 31, 2025, together with the Auditor's Report thereon, attached hereto as Exhibit 99.5.

 The proxy card, attached as Exhibit 99.1 to this Report on Form 6-K, is to be completed according to the instructions set forth in the proxy statement. Holders of VinFast’s shares should review the instructions set forth in the proxy statement in order to vote their VinFast shares at the Annual General Meeting.

EXHIBIT INDEX

Exhibits
99.1	Proxy Card for VinFast Auto Ltd.
99.2	Notice of Annual General Meeting of Shareholders
99.3	Proxy Form for registered shareholders related to the Annual Meeting
99.4	Proxy Statement
99.5	Audited consolidated financial statements of the Company for the financial year ended December 31, 2025 which have been prepared in conformity with the provisions of the Singapore Companies Act 1967 and the Singapore Financial Reporting Standards, accompanied by the Directors' Statement and the Auditor's Report dated May 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 10, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

3